September 17, 2008

Mr. William Thompson

Accounting Branch Chief

Mail Stop 3561

United States Securities and Exchange Commission

Washington, DC 20549

Re:          Synergy Pharmaceuticals, Inc.

Item 4.01 Form 8-K

Filed September 15, 2008

File No. 333-131722

Dear Mr.  Thompson,

This letter sets forth the responses of Synergy Pharmaceuticals, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 16, 2008 concerning our Current Report on Form 8-K filed on September 15, 2008 (the “Registration Statement”).

Item 4.01 8-K Filed September 15, 2008

1.              Please revise your disclosure in the second paragraph to state whether the reports of Baum & Company, P.A. on your financial statements for either of the past two years, as opposed to the past fiscal year, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-B.

We have made the requested revisions to our disclosure in the second paragraph.

2.              Please revise your disclosure in the second paragraph regarding the period during which there were no disagreements with your former accountants.  This period should include the two most recent fiscal years and the subsequent interim period preceding the resignation of Baum & Company on September 9, 2008.  Refer to paragraph (a)(1)(iiv of Item 304 of Regulation S-B.

We have made the requested revisions to our disclosure in the second paragraph.

3.              Please revise your disclosure in the fifth paragraph to specifically state that you did not consult with BDO during the two most recent fiscal years or subsequent interim period through the engagement of BDO on September 10, 2008 regarding either of the matters in items 1 and 2.  Refer to paragraph (a)(2) of Item 304 of Regulation S-B.

We have made the requested revisions to our disclosure in the fifth paragraph.

The Company acknowledges that: 1) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; 2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bernard Denoyer
Bernard Denoyer
Senior Vice President, Finance